April 14, 2025 VIA EDGAR United States Securities and Exchange Commission Division of Corporation Finance Office of Real Estate & Construction 100 F Street NE Washington, D.C. 20549

Attn:	Peter McPhun Isaac Esquivel Ruairi Regan Dorrie Yale

Re:	Berto Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Submitted April 9, 2025 File No. 333-286023

Ladies and Gentlemen:

On behalf of our client, Berto Acquisition Corp., a Cayman Islands exempted company (the “Company”), we are writing to submit the Company’s responses to the comments of the staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “Staff”) with respect to the above referenced Amendment No.1 to Registration Statement on Form S-1 submitted on April 9, 2025 (“Amendment No. 1”), contained in the Staff’s letter dated April 11, 2025 (the “Comment Letter”).

The Company has filed via EDGAR its Amendment No. 2 to Registration Statement on Form S-1 (the “Second Amended Registration Statement”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below in bold and is followed by the Company’s response. All page references in the responses set forth below refer to page numbers in the Second Amended Registration Statement. Capitalized terms used but not defined herein have the meanings set forth in the Second Amended Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1

Cover Page

1.	We refer you to your tabular presentation of dilution on the cover page and on pages 100 and 101 and note that dilution information was removed for the scenarios assuming 50% of maximum redemptions. Additionally, the difference between adjusted NTBV and offering price was removed for the scenarios assuming 25% of maximum redemptions. Please revise to present the tabular disclosure in quartile intervals based on percentages of the maximum redemption threshold (e.g., 25%, 50%, 75% and maximum redemption) and include the difference between the offering price and the net tangible book value per share, as adjusted, as if the offering and assumed redemption levels have occurred and to give effect to material probable or consummated transactions (other than the completion of a de-SPAC transaction). Please refer to Item 1602(a)(4) and (c) of Regulation S-K.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on the cover page and pages 100-101 of the Second Amended Registration Statement.

2.	We note your revised disclosures elsewhere that 3,750,000 warrants will be issued to the underwriter representatives at the closing as additional compensation. Please update your disclosure here to discuss this information. Please also revise your tabular disclosure on page 194 to include such information. See Items 501(b)(8) and 508(e) of Regulation S-K.

Response: The Company acknowledges the comments of the Staff and has revised the disclosure on the cover page and page 194 of the Second Amended Registration Statement.

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Please do not hesitate to contact Joel Rubinstein at (212) 819-7642 of White & Case LLP with any questions or comments regarding this letter.

Sincerely,

/s/ White & Case LLP

White & Case LLP

cc: Harry You, Berto Acquisition Corp.